SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Premiere Global Services, Inc.

(Exact name of Registrant as Specified in its Charter)

Georgia	59-3074176
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

The Lenox Building, 3399 Peachtree Road, Suite 700, Atlanta, Georgia	30326
(Address of Principal Executive Offices)	(Zip Code)

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act, and is effective pursuant to General Instruction A.(c) please check the following box	☒	If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box	☐

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered:	Name of Each Exchange on Which Each Class is to be Registered:
Common Stock, par value $0.01 Per Share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.	Description of Registrant’s Securities to be Registered.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. The following summary does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company’s Articles of Incorporation, as amended (the “Articles”) and Amended and Restated Bylaws, as amended (the “Bylaws”), copies of which are incorporated by reference herein.

Common Stock

As of April 26, 2005, there were 72,187,725 shares of Common Stock outstanding, held of record by approximately 518 shareholders. The holders of Common Stock are entitled to one vote for each share held of record for matters on which Common Stock shareholders are entitled to vote. There are neither sinking fund provisions nor cumulative voting, preemptive, redemption or conversion rights applicable to the Common Stock. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of any shares of any series of Preferred Stock which may be issued by the Company’s Board of Directors from time to time in the future. Subject to the preference rights of the holders of any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution or winding up of Company, are entitled to share ratably in all assets of the Company after the payment of its debts and other liabilities. The outstanding shares of Common Stock are, and the shares sold by the Company pursuant to this offering will be, when issued and paid for, fully paid and non-assessable.

Preferred Stock

The Board of Directors has the authority pursuant to the Articles, without the approval of or any action by the shareholders, to issue up to 5,000,000 shares of Preferred Stock in such series and with such preferences, powers, limitations and relative rights as may be determined by the Board from time to time. The terms of the voting, conversion, dividend, liquidation, preemptive and redemption rights and preferences, and other qualifications, powers and privileges conferred upon the holders of any such Preferred Stock, may be more favorable than those, if any, granted to holders of Common Stock. The designation of any Preferred Stock with greater rights, privileges and preferences than those applicable to the Common Stock may adversely affect the voting power, market price and other rights and privileges of the Common Stock, and may hinder or delay the removal of directors, attempted tender offers, proxy contests or takeovers, or other attempts to change control of the Company, some or all of which may be desired by holders of the Common Stock.

Certain Provisions of the Articles of Incorporation, Bylaws and Georgia Law

Certain provisions of the Georgia Business Corporation Code (the “Georgia Code”) and the Company’s Articles and Bylaws, summarized in the following paragraphs, may be considered to have anti-takeover effects and may hinder, delay, deter or prevent a tender offer, proxy contest or other attempted takeover that a shareholder may deem to be in such shareholder’s best interest, including such an attempted transaction as might result in payment of a premium over the market price for shares held by such shareholder.

Number, Term and Removal of Directors. The Company’s Bylaws provide that the size of the Company’s Board of Directors shall be fixed by resolution of the Board of Directors and, until otherwise determined, shall be comprised of between three to ten members (provided that the term of an incumbent director may not be shortened by a reduction in the number of directors constituting the Board). The Board is divided as evenly as possible into three classes of directors, each serving for staggered three year terms. Directors may be removed from the Board only for cause and only upon the affirmative vote of at least 75% of the shareholders entitled to vote thereon taken at a duly held shareholders’ meeting for which notice of the removal action was properly given. Unless at the same meeting the shareholders vote to appoint a successor director for the remainder of the removed director’s term, upon a vacancy created in the Board of Directors pursuant to such removal action or for any other reason (including an increase in the size of the Board pursuant to resolution of the Board), a successor or new director may be appointed only by the affirmative vote of a majority of the directors then in office.

Call of and Notices Relating to Shareholder Meetings. Actions by Written Consent of Shareholders. The Company’s Bylaws provide that special meetings of shareholders or a class or series of shareholders may be called at any time by the Board of Directors, the Chairman of the Board, or the President of the Company, and that such meetings shall be called upon the written request of the holders of shares representing at least 75% of the votes entitled to be cast on each issue presented at such meeting (25% at any time the Company has fewer than 100 shareholders of record). The Bylaws also provide that shareholders seeking to bring business before a meeting of shareholders or to nominate candidates for election as directors at a meeting of shareholders, must provide notice thereof not less than 120 nor more than 150 calendar days prior to the first anniversary of the date of the Corporation’s notice of annual meeting sent to shareholders in connection with the previous year’s annual meeting; provided that if no annual meeting was held in the previous year or the date of the annual meeting has been established to be more than 30 calendar days earlier than or 60 calendar days after the anniversary of the previous year’s meeting, notice must be received not later than the later of (i) 60 days prior to the annual meeting or (ii) the close of business on the 10th day following the day on which notice of the annual meeting was mailed, whichever occurs first. In such notice, the shareholder must provide to the Company certain information concerning the proposal or nominee. Actions required to be taken at a shareholder meeting may be taken without a meeting only if the unanimous written consent of the shareholders entitled to vote at such meeting is obtained and delivered to the Company for inclusion in its minute book or other corporate records.

Georgia Business Combination Statute. Pursuant to its Bylaws, the Company, a Georgia corporation, is subject to the provisions of the Georgia Code, including provisions prohibiting various “business combinations” involving “interested shareholders” for a period of five years after the shareholder becomes an interested shareholder of the Company. Such provisions prohibit any business combination with an interested shareholder unless either (i) prior to such time, the Board of Directors approves either the business combination or the transaction by which such shareholder became an interested shareholder, (ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting stock of the Company which was not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the Company, or (iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in such shareholder owning at least 90% of the outstanding voting stock of the Company and the business combination is approved by a majority of the disinterested shareholders’ shares not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the Company. Under the relevant provisions of the Georgia Code, a “business combination” is defined to include, among other things, (i) any merger, consolidation, share exchange or any sale, transfer or other disposition (or series of related sales or transfers) of assets of the Company having an aggregate book value of 10% or more of the Company’s net assets (measured as of the end of the most recent fiscal quarter), with an interested shareholder of the Company or any other corporation which is or, after giving effect to such business combination, becomes an affiliate of any such interested shareholder, (ii) the liquidation or dissolution of the Company, (iii) the receipt by an interested shareholder of any benefit from any loan, advance, guarantee, pledge, tax credit or other financial benefit from the Company, other than in the ordinary course of business and (iv) certain other transactions involving the issuance or reclassification of securities of the Company which produce the result that 5% or more of the total equity shares of the Company, or of any class or series thereof, is owned by an interested shareholder. An “interested shareholder” is defined by the Georgia Code to include any person or entity that, together with its affiliates, beneficially owns or has the right to own 10% or more of the outstanding voting shares of the Company, or any person that is an affiliate of the Company and has, at any time within the preceding two-year period, been the beneficial owner of 10% or more of the outstanding voting shares of the Company. The restrictions on business combinations shall not apply to any person who was an interested shareholder before the adoption of the Bylaw which made the provisions applicable to the Company nor to any persons who subsequently become interested shareholders inadvertently, subsequently divest sufficient shares so that the shareholder ceases to be an interested shareholder and would not, at any time within the five-year period immediately before a business combination involving the shareholder have been an interested shareholder but for the inadvertent acquisition.

Constituency Provisions. In addition to considering the effects of any action on the Company and its shareholders, the Company’s Articles permit the Board of Directors and the committees and individual members thereof to consider the interests of various constituencies, including employees, customers, suppliers, and creditors of the Company, communities in which the Company maintains offices or operations, and other factors which such directors deem pertinent, in discharging the duties of such positions and in determining what is believed to be in the best interests of the Company.

Supermajority Provisions. The Board of Directors or the holders of 75% or more of the outstanding shares may alter, amend or repeal the Company’s Bylaws and adopt new Bylaws. The shareholders also have the power to specify that any Bylaw adopted by the shareholders may not be altered, amended or repealed by the Board of Directors.

Director Exculpation and Indemnification

The Company’s Articles provide that no director shall be personally liable to the Company or any of its shareholders for any breach of the duties of such position, except that such elimination of liability does not apply to (i) appropriations of business opportunities from the Company in violation of such director’s duties, (ii) intentional misconduct or a knowing violation of law, (iii) liability for assent to distributions which are illegal or improper under the Georgia Code or the Company’s Articles and (iv) liability for any transaction in which an improper personal benefit is derived. In addition, the Articles state that if the Georgia Code is ever amended to allow for greater exculpation of directors than presently permitted, the directors shall be relieved from liabilities to the fullest extent provided by the Georgia Code, as so amended, without further action by the shareholders of the Company, unless the Georgia Code provides otherwise. No modification or repeal of this provision will adversely affect the elimination or reduction in liability provided thereby with respect to any alleged act occurring before the effective date of such modification or repeal.

In addition to such rights as may be provided by law, the Company’s Bylaws provide broad indemnification rights to the Company’s directors and such officers, employees and agents as may be selected by such directors, with respect to various civil and criminal liabilities and losses which may be incurred by such director, officer, agent or employee pursuant to any pending or threatened litigation or other proceedings, except that such indemnification does not apply in the same situations described above with respect to the exculpation from liability of the Company’s directors. The Company is also obligated to reimburse such directors and other parties for expenses, including legal fees, court costs and expert witness fees, incurred by such person in defending against any such liabilities and losses, as long as such person in good faith believes that he or she acted in accordance with the applicable standard of conduct with respect to the underlying accusations giving rise to such liabilities or losses and agrees to repay to the Company any advances made under the Bylaws. Any amendment or other modification to the Bylaws which limits or otherwise adversely affects the rights to indemnification currently provided therein shall apply only to proceedings based upon actions and events occurring after such amendment and delivery of notice thereof to the indemnified parties. Such amendments can only be made upon the affirmative vote of (i) the holders of at least 75% of the shares entitled to vote to alter, amend or repeal the provisions of the Bylaws or (ii) a majority of the Board of Directors present at the meeting at which the votes are taken.

The Company has entered into separate indemnification agreements with each of its directors and certain of its officers and employees, whereby the Company agreed, among other things, to provide for indemnification and advancement of expenses in a manner and subject to terms and conditions similar to those set forth in the Bylaws. These agreements may not be abrogated by action of the shareholders. In addition, the Company maintains an insurance policy covering directors and officers under which the insurer agrees to pay, subject to certain exclusions, certain claims made against the directors and officers of the Company in their capacities as directors and officers.

Transfer Agent

The transfer agent and registrar for the Company’s Common Stock is SunTrust Bank, Atlanta.

Item 2.	Exhibits.

3.1	Articles of Incorporation of Premiere Technologies, Inc., as amended, (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).

3.2	Articles of Amendment of Articles of Incorporation of Premiere Technologies, Inc. (changing the name of the Registrant to PTEK Holdings, Inc.) (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999 and filed on March 30, 2001).

3.3	Articles of Amendment of Articles of Incorporation of PTEK Holdings, Inc. (changing the name of the Registrant to Premiere Global Services, Inc.) (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K dated and filed on January 3, 2005).

3.4	Articles of Amendment of Articles of Incorporation of Premiere Global Services, Inc. (eliminating a prior amendment relating to the establishment and designation of the Series C Junior Participating Preferred Stock) (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K dated and filed on May 2, 2005).

3.5	Amended and Restated Bylaws of Premiere Technologies, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2001).

3.6	Amendment No. 6 to Amended and Restated Bylaws of PTEK Holdings, Inc. (incorporated by reference to Exhibit 3.3(a) to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001).

3.7	Amendment No. 7 to Amended and Restated Bylaws of PTEK Holdings, Inc. (incorporated by reference to Exhibit 3.3(b) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, as filed on May 15, 2002).

3.8	Amendment No. 8 to Amended and Restated Bylaws of PTEK Holdings, Inc. (incorporated by reference to Exhibit 3.3(c) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).

3.9	Amendment No. 9 to Amended and Restated Bylaws of PTEK Holdings, Inc. (changing the name of the Registrant to Premiere Global Services, Inc.) (incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K dated and filed on January 3, 2005).

4.1	See Exhibits 3.1-3.9 for provisions of the Articles of Incorporation and Bylaws defining the rights of the holders of common stock of the Registrant.

4.2	Specimen Stock Certificate.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 2, 2005	PREMIERE GLOBAL SERVICES, INC.

	By:	/s/ L. Scott Askins
		Name:	L. Scott Askins
		Title:	Sr. Vice President – Legal, General Counsel and Secretary